Exhibit 21.1
GenCorp Inc.
Wholly Owned Subsidiaries

Aerojet-General Corporation	Ohio
Aerojet International, Inc.	California
Aerojet Investments Ltd.	California
Aerojet Ordnance Tennessee, Inc.	Tennessee
BPOU LLC	Delaware
AGC Office 1 LLC	California
Chemical Construction Corporation	Delaware
Cordova Chemical Company	California
Cordova Chemical Company of Michigan	Michigan
GT & MC, Inc.	Delaware
General Applied Science Laboratories, Inc.	New York
PJD, Inc.	Delaware
TKD, Inc.	California
GDX Automotive SAS	France
Snappon SA	France
GDX LLC	Delaware
Genco Insurance Limited	Bermuda
Gen III Services, Inc.	Ohio
GenCorp Investment Management, Inc.	Ohio
GenCorp Overseas Inc.	Ohio
GenCorp Property Inc.	California
GenCorp Realty Investments LLC	California
Penn Athletic Products Company	Ohio
Penn Nominal Holdings Inc.	Ohio
RKO General, Inc.	Delaware